Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the three month periods ended March 31, 2014 and 2013. Unless otherwise specified herein, references to the “Company”, “we”, “us” or “our” shall include Star Bulk and its subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operation, please see our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2014. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are an international company providing worldwide transportation of dry bulk commodities through our vessel-owning subsidiaries for a broad range of customers of major bulk cargoes including coal, iron ore, and grains, and minor bulk cargoes including, bauxite, phosphate, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel.

In July 2014, we completed a transaction in which we acquired Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC, (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of our wholly-owned subsidiaries into Oceanbulk’s holding companies (the “Merger”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (one of which, Peloreus was delivered on July 22, 2014) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became our Chief Executive Officer in connection with the Merger.

The agreement governing the Merger also provided for the acquisition by us (the “Heron Transaction”) of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. Oceanbulk Shipping had previously provided a loan to Heron, which is convertible into 50% of the Heron’s equity (with the remaining 50% of Heron’s equity to be held by the other joint venture partner), and one of our subsidiaries now holds the loan as a result of the Merger. We issued 2,115,706 of our common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the Sellers at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to us, and we expect to pay $25.0 million in cash (for which we may seek financing) in respect of debt that is currently secured by the Heron Vessels.

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the Pappas family (the “Pappas Shareholders”). The Pappas Companies owned and operated a dry bulk carrier vessel (the Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable). Together, we refer to the Merger, the Heron Transaction and the Pappas Transaction as the “Transactions”.

A total of 54,104,200 of our common shares were issued to the various selling parties in the Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 were issued to the Pappas Shareholders. As a result, Oaktree became the beneficial owner of approximately 61.3% of our outstanding common shares, and the Pappas Shareholders became the beneficial owners of approximately 12.6% of our outstanding common shares. With certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances). The Pappas Shareholders are also subject to a similar voting limitation of 15%. For more information regarding these voting limitations, see Exhibit 99.3 to this 6-K.

Through the Transaction, Star Bulk acquired an operating fleet of 15 dry bulk carrier vessels, with an average age of 5.6 years and an aggregate capacity of approximately 1.75 million dwt, including five Capesize vessels, two post-Panamax vessels, six Kamsarmax vessels and two Supramax vessels and contracts for the construction of 26 fuel-efficient, eco-design newbuilding dry bulk vessels including eight Newcastlemax vessels, eight Capesize vessels and ten Ultramax vessels each being built at shipyards in Japan and China. The newbuilding vessels are scheduled to be delivered in 2014, 2015 and 2016.

Our Fleet

As of August 1, 2014, our operating fleet, after the completion of the Transactions, consisted of 33 vessels, including the two Heron Vessels. Our operating fleet includes two Eco-type vessels, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age, and has an aggregate carrying capacity of approximately 3.5 million dwt. In addition, we have contracts for the construction of 36 Eco-type vessels. By the end of the second quarter of 2016, we expect our 69-vessel fleet to have an average age of 5.1 years and an aggregate carrying capacity of 8.7 million dwt.

Our fleet carries a variety of dry bulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.

After the completion of the Transactions on July 11, 2014, all of the vessels owned by Oceanbulk that were previously under our commercial and technical management became our owned vessels. As of August 1, 2014, we provide commercial and technical management services to two third party vessels, including one Panamax dry bulk carrier and one Supramax dry bulk carrier.

The following tables present summary information relating to our existing fleet, our newbuilding vessels and the third party vessels under our management as of August 1, 2014, which includes the vessels we acquired in the Transactions.

Existing Fleet
	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Year Built	Charter Type/ Month of Contract Expiry
1	Peloreus	Capesize	182,000	2014	—
2	Obelix	Capesize	181,433	2011	Voyage charter/ August 2014
3	Pantagruel	Capesize	180,181	2004	—
4	Star Borealis	Capesize	179,678	2011	—
5	Star Polaris	Capesize	179,600	2011	Voyage charter/ October 2014
6	Big Fish	Capesize	177,662	2004	Dry dock
7	Kymopolia	Capesize	176,990	2006	Voyage charter/ September 2014
8	Big Bang	Capesize	174,109	2007	Time charter/ Sept 2014
9	Star Aurora	Capesize	171,199	2000	Time charter/ August 2014
10	Star Mega	Capesize	170,631	1994	Time charter/ August 2014
11	Star Big	Capesize	168,404	1996	Time charter/ November 2015
12	Amami (1)	Post Panamax	98,681	2011	Time charter/ February 2016
13	Madredeus (1)	Post Panamax	98,681	2011	Time charter/ April 2016
14	Star Sirius (1)	Post Panamax	98,681	2011	Time charter/ June 2016
15	Star Vega (1)	Post Panamax	98,681	2011	Time charter/ August 2016
16	Pendulum	Kamsarmax	82,619	2006	Time charter/ August 2014
17	Mercurial Virgo	Kamsarmax	81,545	2013	Time charter/ September 2014
18	Magnum Opus	Kamsarmax	81,022	2014	—
19	Tsu Ebisu	Kamsarmax	81,001	2014	Time charter/ October 2014
20	Star Challenger	Ultramax	61,462	2012	Time charter/ August 2014
21	Star Fighter	Ultramax	61,455	2013	Time charter/ August 2014
22	Maiden Voyage	Supramax	58,722	2012	Time charter/ September 2014
23	Strange Attractor	Supramax	55,742	2006	Time charter/ September 2014
24	Star Omicron	Supramax	53,489	2005	Time charter/ August 2014
25	Star Gamma	Supramax	53,098	2002	Time charter/ June 2014
26	Star Zeta	Supramax	52,994	2003	Time charter/ August 2014
27	Star Delta	Supramax	52,434	2000	Time charter/ September 2014
28	Star Theta	Supramax	52,425	2003	Time charter/ August 2014
29	Star Epsilon	Supramax	52,402	2001	Time charter/ August 2014
30	Star Cosmo	Supramax	52,247	2005	Time charter/ August 2014
31	Star Kappa	Supramax	52,055	2001	Time charter/ August 2014
32	Two of the following Heron Vessels: (2)
33
	ABYO Angelina	Kamsarmax	82,987	2006	—
	ABYO Gwyneth	Kamsarmax	82,790	2006	Time charter/ September 2014
	ABYO Oprah	Kamsarmax	82,551	2006	Time charter/ December 2014

		Total dwt:	3,486,664
			to
			3,487,100

(1)	The respective vessels were acquired subject to long-term charters to Glocal Japan Inc. that expire from February 2016 until August 2016, at a gross charterhire rate of $15,000 per day per vessel.
(2)	Two of the three vessels will be distributed to Star Bulk from Heron in connection with the Heron Transaction (for more information, please see the section below entitled “Recent and Other Developments”).

Newbuilding Vessels

	Vessel Name	Dry bulk Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date

1	HN 214 (tbn Leviathan)	Capesize	182,000	JMU	September 2014
2	HN 5016 (tbn Indomitable)	Capesize	182,160	JMU	October 2014

3	HN 1061 (2)	Ultramax	64,000	Yangzijiang	January 2015

4	HN 1063 (2)	Ultramax	64,000	Yangzijiang	January 2015 (1)

5	HN 1062 (2)	Ultramax	64,000	Yangzijiang	February 2015 (1)

6	HN 5017	Capesize	182,000	JMU	March 2015
7	HN NE 164 (tbn Honey Badger)	Ultramax	61,000	NACKS	March 2015 (1)
8	HN NE 165	Ultramax	61,000	NACKS	March 2015 (1)
9	HN NE 166	Newcastlemax	209,000	NACKS	April 2015 (1)

10	HN 1064 (2)	Ultramax	64,000	Yangzijiang	April 2015 (1)

11	HN 1312	Capesize	180,000	SWS	April 2015 (1)
12	HN NE 167	Newcastlemax	209,000	NACKS	May 2015 (1)
13	HN 5040 (tbn Star Acquarius)	Ultramax	60,000	JMU	June 2015
14	HN 1313	Capesize	180,000	SWS	June 2015 (1)
15	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS	June 2015 (1)

16	HN 1080	Ultramax	64,000	Yangzijiang	July 2015

17	HN 5055	Capesize	182,000	JMU	July 2015
18	HN NE 184	Newcastlemax	209,000	NACKS	July 2015
19	HN 1372 (tbn Star Libra) (3)	Newcastlemax	208,000	SWS	July 2015 (1)

20	HN 1081	Ultramax	64,000	Yangzijiang	August 2015

21	HN 5056	Capesize	182,000	JMU	August 2015
22	HN 5043 (tbn Star Pisces)	Ultramax	60,000	JMU	September 2015

23	HN 1082	Ultramax	64,000	Yangzijiang	September 2015

24	HN 1359 (3)	Newcastlemax	208,000	SWS	September 2015
25	HN NE 196 (tbn Star Antares)	Ultramax	61,000	NACKS	September 2015 (1)
26	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS	October 2015 (1)

27	HN 1083	Ultramax	64,000	Yangzijiang	November 2015

28	HN 1360 (3)	Newcastlemax	208,000	SWS	December 2015
29	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS	December 2015 (1)
30	HN 1371 (tbn Star Virgo) (3)	Newcastlemax	208,000	SWS	December 2015 (1)
31	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS	January 2016
32	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS	February 2016 (1)
33	HN 1361 (3)	Newcastlemax	208,000	SWS	March 2016 (1)
34	HN 1343 ( tbn Star Leo)	Newcastlemax	208,000	SWS	April 2016
35	HN 1362 (3)	Newcastlemax	208,000	SWS	May 2016 (1)
36	HN 1363 (3)	Newcastlemax	208,000	SWS	June 2016 (1)

		Total newbuilding dwt:	5,214,160
		Total existing dwt:	3,486,664 to 3,487,100

		Total dwt:	8,700,824 to 8,701,260

As used in this Exhibit 99.1, “JMU” refers to Japan Marine United, “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., “NACKS” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(1)	The indicated expected delivery dates for the respective newbuilding vessels reflect delivery dates that are earlier than the respective contracted delivery dates.
(2)	We have entered into bareboat charters with affiliates of the yard New Yangzijiang for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the eighth year of the bareboat charterparty.
(3)	We have entered into bareboat charters with affiliate of the yard Shangahai Waigaoqiao Shipbuilding Co. Ltd for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

Third Party Vessels Under Management

Vessel Name	Type	DWT	Year Built
Marto (1)	Panamax	74,470	2001
Renascentia (2)	Panamax	74,732	1999
Serenity I	Supramax	53,688	2006

(1)	We received a notice of termination of the management agreement for this vessel. The management agreement will terminate upon the vessel’s delivery to its new managers, which is expected to be in September of 2014 (for more information, please see the section below entitled “Recent and Other Developments”).
(2)	This vessel was sold, and the management agreement was terminated (for more information, please see the section below entitled “Recent and Other Developments”).

RECENT AND OTHER DEVELOPMENTS

On April 1, 2014, we issued 22,598 shares and paid $0.2 million in cash pursuant to the agreement dated February 25, 2014, to acquire 33% of the total outstanding common stock of Interchart Shipping Inc., or Interchart, a Liberian company affiliated with family members of Mr. Petros Pappas, our current Chief Executive Officer (please see below), which serves as chartering broker to our fleet.

On April 28, 2014, we entered into two interest rate swap agreements to fix forward 50% of our floating interest rate liabilities for the $35.0 million loan facility with HSH Nordbank AG, which will be effective from September 30, 2014. Under the terms of the respective interest rate swap agreements, we have agreed to pay a fixed rate of 1.765% per annum, on a quarterly basis, while receiving a variable amount equal to the three month U.S. LIBOR rate, both applied on the notional amount of the swaps outstanding at each settlement date.

On May 27, 2014, we issued a total of 411,500 common shares including 394,167 common shares, which were awarded to our directors, officers and employees under the 2013 Equity Incentive Plan and 2014 Equity Incentive Plan and will vest on March 21, 2015, 8,000 common shares which were granted to our directors Mr. Softeland and Mr. Erhardt and vested on February 20, 2014 and 9,333 common shares that vested on May 3, 2014, which represented the first installment awarded to Mr. Spyros Capralos, our former Chief Executive Officer and current Non-Executive Chairman (please see below), and vested on May 3, 2014 pursuant to the terms of his consultancy agreement dated May 3, 2013. The remaining two installments of 9,333 and 9,334, respectively, will not be issued since his consultancy agreement terminated following the closing of the Transactions (please see below).

On June 20, 2014, the vessel Renascentia, one of the third-party-owned vessels under our management, was sold and the management agreement between Starbulk S.A., our wholly-owned subsidiary, and the vessel’s previous owners was terminated. We will continue to receive management fees for a period of two months following the termination date, in accordance with the terms of the management agreement.

On July 3, 2014, we received a notice of termination of the management agreement for the vessel Marto, one of the third-party-owned vessels under our management. The management agreement will terminate upon the vessel’s delivery to its new managers, which is expected to occur in September 2014. We are entitled to receive management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

On July 11, 2014, we completed the Transactions. A total of 54,104,200 of our common shares were issued to the various selling parties in the Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 were issued to the owners of the Pappas Companies. As a result, Oaktree became the beneficial owner of approximately 61.3% of our outstanding common shares, and the Pappas family and their affiliates (including the Pappas Companies) (collectively, the “Pappas Shareholders”) became the beneficial owners of approximately 12.6% of our outstanding common shares. With certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to certain adjustments). The Pappas Shareholders are also subject to a similar voting limitation of 15%. For more information regarding these voting limitations, see Exhibit 99.3 to this Report on Form 6-K.

In July 2014 and in connection with the Transactions, our Board of Directors, or the Board, increased the number of directors constituting the Board to nine and, following the resignation of Mrs. Milena - Maria Pappas, appointed Rajath Shourie, Emily Stephens, Renee Kemp and Stelios Zavvos pursuant to the terms and subject to the conditions of the Transactions.

Of the $208.2 million aggregate principal amount of vessel financing that we assumed, $20.0 million is outstanding under a facility (the “Dioriga Facility”) provided by HSBC Bank plc to Dioriga Shipping Co. (“Dioriga”) to partially finance the construction cost of Tsu Ebisu, which was delivered in April 2014. We assumed the Dioriga Facility when we purchased all of the outstanding equity of Dioriga in the Pappas Transaction. The Dioriga Facility will mature in March 2019 and will be repayable in 20 quarterly installments of $0.4 million each, commencing three months after the drawdown, plus a balloon payment of $13.0 million due together with the last installment. The loan bears interest at LIBOR plus a margin of 3.2% per annum (as long as ACR exceeds 143%) or 4.30% per annum (if ACR falls below 143%). The Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. The Dioriga Facility includes certain negative covenants, including covenants against (i) changes in the management or legal or beneficial ownership of Dioriga and (ii) encumbrance on the assets of Dioriga. The Dioriga Facility includes the following financial maintenance covenants:

•	a market value of the vessel to loan (including interest rate swap exposure) ratio to exceed 130%; and

•	minimum liquidity to exceed $0.7 million, to be maintained in an account with HSBC Bank plc.

On July 11, 2014, 15,000 common shares were granted to our directors, Mr. Softeland and Mr. Schmitz, and vested on the same date. We plan to issue the shares in connection with these grants during the third quarter of 2014.

On July 16, 2014, we executed a binding term sheet with NIBC Bank N.V. (the “NIBC Facility”) for financing an aggregate amount of $32.0 million, which will be available in two tranches of $16.0 million, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040, tbn Star Acquarius and HN 5043, tbn Star Pisces), with expected delivery in June 2015 and September 2015, respectively. Execution of the definitive agreements relating to this facility is scheduled on or before September 15, 2014. The facility will mature six years after the signing date. Each tranche is expected to be drawn with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $0.268 million, commencing three months after the drawdown, plus a balloon payment of $10.65 million, for HN 5040, and $10.92 million, for HN 5043, both due in September 2020. The NIBC Facility will bear interest at LIBOR plus a margin of 2.80% per annum. It will be secured by first priority cross collateralized mortgage over the financed vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp. (the “Guarantor”). The definitive agreements of the NIBC Facility will contain negative and financial covenants customary for facilities of this type.

On July 22, 2014, Peloreus, a Capesize vessel with a capacity of 182,000 dwt, was delivered to us by JMU. The delivery installment payment of $34.6 million was partially financed by $32.5 million drawn under a loan facility with Deutsche Bank AG, and the remaining amount of $2.1 million was financed by existing cash.

In July, 2014, Positive Shipping Company executed a binding term sheet with BNP Paribas (the “BNP Facility”) for financing an amount of $32.5 million, to partially finance the construction cost of its Capesize bulk carrier currently under construction by Japan Marine United Corporation (Hull HN 5016, tbn Indomitable), with expected delivery in October 2014. Execution of the definitive agreement relating to this facility is scheduled on or before September 30, 2014. The facility is expected to be drawn with the delivery of the vessel and will be repaid in 20 equal, consecutive, quarterly principal payments of $0.5 million each with the first becoming due and payable three months from the drawdown date together with a balloon installment of $21.8 million payable simultaneously with the 20th installment. The BNP Facility will bear interest at LIBOR plus a margin of 2.50% per annum. It will be secured by first priority mortgage over the financed vessel and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp. The definitive agreement for the BNP Facility will contain negative and financial covenants customary for facilities of this type.

On August 4, 2014, pursuant to a termination agreement between us and Mr. Spyros Capralos, our former Chief Executive Officer and current Non - Executive Chairman, dated July 31, 2014, we made a severance payment of 168,842 common shares and €644,000 of cash to Mr. Capralos.

A. Operating Results

Factors Affecting Our Results of Operations

As of August 1, 2014 we charter five of our vessels on medium- to long-term time charters, with an average remaining term of approximately 1.8 years, two of our vessels on a voyage charters and our remaining vessels on short time charters. Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil,) port and canal charges. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. Under all of these types of charters, we remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

The following table reflects certain operating data for our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)	Three month period ended March 31, 2013	Three month period ended March 31, 2014
Average number of vessels (1)	14.0	15.8
Number of vessels in operation (as of the last day of the periods reported)	14	17
Average age of operational fleet (in years) (2)	11.1	9.0
Ownership days (3)	1,260	1,422
Available days (4)	1,260	1,403
Voyage days for fleet (5)	1,201	1,290
Fleet Utilization (6)	95.3%	91.9%
Daily Time charter equivalent rate (7)	$14,316	$14,343

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2)	Average age of operational fleet is calculated as at March 31, 2013 and 2014, respectively.
(3)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.
(4)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry docking or special or intermediate surveys.
(5)	Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys).
(6)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.
(7)	Please see the reconciliation of the time charter equivalent rate on the next page.

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. We report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the unaudited interim condensed consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Three month period ended March 31, 2013	Three month period ended March 31, 2014
Voyage revenues	$18,230	$19,381
Less:
Voyage expenses	(2,603)	(2,445)
Amortization of fair value of below/above market acquired time charter agreements	1,566	1,566

Time Charter equivalent revenues	$17,193	$18,502

Voyage days for fleet	1,201	1,290
Daily Time charter equivalent (TCE) rate (in U.S. Dollars)	$14,316	$14,343

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates, that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facilities and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Interest income

We earn interest income on our cash deposits with our lenders.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Dry docking Costs

We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Gain or Loss arising from Derivatives

From time to time, we may take positions in freight derivatives including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedge that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. In addition, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value, with changes in such fair value recognized in earnings, unless specific hedge accounting criteria are met.

RESULTS OF OPERATIONS

Three month period ended March 31, 2013 compared to the three month period ended March 31, 2014

Voyage Revenues: For the three month periods ended March 31, 2013 and 2014, our voyage revenues were approximately $18.2 million and $19.4 million, respectively. The increase in voyage revenues is mainly attributed to the increase in the average number of vessels from 14 vessels during the three month period ended March 31, 2013 to 15.8 vessels during the three month period ended March 31, 2014. The TCE rate of our fleet for the three month periods ended March 31, 2013 and 2014 was $14,316 and $14,343 per day, respectively.

Management fee income: For the three month periods ended March 31, 2013 and 2014, management fee income was approximately $0.2 million and $0.8 million, respectively. The increase was due to the increase in the average number of third party vessels under management from 3.1 vessels during the three month period ended March 31, 2013 to 11.8 vessels during the three month period ended March 31, 2014.

Voyage Expenses: For the three month periods ended March 31, 2013 and 2014, our voyage expenses were approximately $2.6 million and $2.4 million, respectively. Although voyage revenues increased, the decrease in voyage expenses is mainly due to decreased port and cargo expenses, due to lower spot market activity during the three month period ended March 31, 2014, compared to the same period in 2013. Consistent with dry bulk shipping industry practice, we paid broker commissions ranging from 1.25% to 5.75% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of port, canal and fuel costs.

Vessel Operating Expenses: For the three month periods ended March 31, 2013 and 2014, our vessel operating expenses were approximately $7.0 million and $8.0 million, respectively. The increase in vessel operating expenses is mainly due to an increase in the average number of vessels from 14 vessels during the three month period ended March 31, 2013, to 15.8 vessels during the three month period ended March 31, 2014. In addition, vessel operating expenses for the three month period ended March 31, 2014 include an amount of $0.4 million related to one time, pre-delivery and pre-joining expenses incurred in connection with the delivery of Star Challenger, Star Fighter, Star Sirius, and Star Vega. Pre-joining and pre-delivery expenses relate to expenses for the initial crew manning as well as the initial supply of stores for the vessel before its delivery. Excluding this amount, our average daily operating expenses per vessel for the three month periods ended March 31, 2013 and 2014 amounted to $5,531 and $5,342, respectively.

Dry docking Expenses: For the three month periods ended March 31, 2013 and 2014, our dry docking expenses were approximately $0.3 million and $0.7 million, respectively. During the three month period ended March 31, 2013, none of our vessels underwent dry docking at yard and the respective expenses relate to advance payments of forthcoming dry docking surveys. During the three month period ended March 31, 2014, one of our Supramax vessels underwent its periodic dry docking survey in mid-March 2014. The amount of $0.5 million included in the three month period ended March 31, 2014, refers to the allocated portion of dry docking cost for the respective vessel, which is estimated to reach approximately $1.0 million in total.

Depreciation: For the three month periods ended March 31, 2013 and 2014, depreciation was $4.2 million and $4.7 million, respectively. The increase is due to an increase in the average number of vessels from 14 vessels during the three month period ended March 31, 2013, to 15.8 vessels during the three month period ended March 31, 2014.

General and Administrative Expenses: For the three month periods ended March 31, 2013 and 2014, general and administrative expenses were $2.1 million and $3.8 million, respectively. The increase in general and administrative expenses is mainly due to higher stock based compensation expense by $0.9 million for the three month period ended March, 31, 2014, compared to the same period in 2013. In addition, the average number of employees increased by 35% during the three month period ended March, 31, 2014, compared to the same period in 2013, due to the increase in the average number of third party vessels under management from 3.1 vessels to 11.8 vessels and due to the increase in the average number of owned vessels from 14.0 vessels in to 15.8 vessels, during the three month period ended March, 31, 2014, compared to the same period in 2013.

Other operational loss: For the three month periods ended March 31, 2013 and 2014, other operational loss amounted to $0.2 million and $0.1 million, respectively. Other operational loss for the three month period ended March 31, 2013, represents the expense incurred by us to a third party, pursuant to the terms of the agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. The expense of $0.2 million for the three month period ended March 31, 2013 was incurred in connection to the settlement amount of $0.4 million described in other operational gain below.

Other operational gain: For the three month periods ended March 31, 2013 and 2014, other operational gain amounted to $0.9 million and $0.2 million, respectively. Other operational gain for the three month period ended March 31, 2013, mainly consisted of $0.5 million non-recurring revenue related to the payment of installments due to us under settlement agreements for two commercial claims and of $0.4 million regarding gain from a hull and machinery claim. Other operational gain for the three month period ended March 31, 2014 represents a gain derived from a hull and machinery claim.

Interest and Finance Costs: For the three month periods ended March 31, 2013 and 2014, interest and finance costs under our term-loan facilities were $1.9 million and $1.4 million, respectively. The decrease in interest and finance costs is mainly attributable to interest capitalized during the three month period ended March 31, 2014, amounting to $0.6 million, in relation to advances paid for our eleven newbuilding vessels.

Cash Flow

Net cash provided by operating activities for the three month periods ended March 31, 2013 and 2014, was $9.0 million and $1.5 million, respectively. The TCE rate for the three month periods ended March 31, 2013 and 2014 was $14,316 and $14,343, respectively. Although the TCE rate remained almost at the same level, the decrease in net cash provided by operating activities for the three month period ended March 31, 2014, of $7.5 million was a result of (a) net loss amounting to $0.9 million for the three month period ended March 31, 2014 compared to net income of $1.2 million for the same period in 2013 and (b) negative movement in working capital of $5.0 million during the three month period ended March 31, 2014, compared to positive movement of $2.3 million the three month period ended March 31, 2013, offset by the increase of $1.7 million in total revenues during the three month period ended March 31, 2014. Both voyage revenues and management fee income increased due to a higher average number of owned vessels and a higher average number of third party vessels under our management, respectively, during the three month period ended March 31, 2014, compared to the three month period ended March 31, 2013.

Net cash provided by investing activities for the three month period ended March 31, 2013, was $9.1 million. Net cash used in investing activities for the three month period ended March 31, 2014, was $76.7 million. For the three month period ended March 31, 2013, net cash provided by investing activities consisted of $1.8 million representing the 20% advance received, based on the agreement signed in March 2013, to sell the vessel Star Sigma, which was delivered to its buyers on April 10, 2013, a decrease of $6.5 million in restricted cash and insurance proceeds amounting to $1.2 million offset by additions to vessels cost and other fixed assets amounting to $0.4 million. For the three month period ended March 31, 2014, net cash used in investing activities consisted of $73.0 million paid for advances for the eleven newbuilding vessels that we had under contract during that period, acquisitions of second hand vessels and other fixed assets and a net increase of $4.1 million in restricted cash, offset by insurance proceeds amounting to $0.3 million.

Net cash used in financing activities for the three month period ended March 31, 2013 was $12.7 million. Net cash provided by financing activities for the three month period ended March 31, 2014 was $68.6 million. For the three month period ended March 31, 2013, net cash used in financing activities represents loan installment payments. For the three month period ended March 31, 2014, net cash provided by financing activities consisted of loan proceeds amounting to $74.0 million, financing fees paid amounting to $0.9 million and loan installment payments amounting to $4.5 million.

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities and operating cash flow. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when we are able to do so. Sources of short-term liquidity include our revenues earned from our charters.

As of March 31, 2014, we had contracted to acquire nine newbuilding dry bulk carriers, from SWS, JMU and NACKS, five of which are scheduled to be delivered in 2015 and four in 2016. In addition, as of March 31, 2014, we have entered into two bareboat agreements, or the Bareboat Charters, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of SWS, to bareboat charter for a period of 10 years, two 208,000 dwt Newcastlemax dry bulk vessels, Hull 1371 and 1372, to be built at SWS, which are scheduled to be delivered in 2015. We have the option to purchase the vessels at any time and we have a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

As of August 1, 2014 and after the completion of the Transactions, we have contracts for the construction of 36 eco-vessels, including the 11 bareboat agreements with the option to purchase the associated newbuilding vessels at any time and the purchase obligation upon the passing of certain timing thresholds, as provided in each bareboat charterparty. The aggregate payments for the newbuilding vessels, including agreed extra costs and commissions, are expected to be approximately $1,556.2 million, of which, as of August 1 2014, we had paid $224.5 million. As of August 1, 2014, we had obtained commitments for $562.7 million of debt financing for 17 vessels and were in negotiations for an additional $149.8 million of debt financing for 8 vessels. We intend to finance the remaining 11 vessels with a combination of proceeds from debt and equity financings subject to market conditions.

Therefore, our liquidity requirements include funding the equity portion of investments in our newbuilding vessels and repayment of long-term debt balances. Potential sources of funding for liquidity requirements may include additional debt or equity issuances in the public and private markets or vessel sales. As of March 31, 2014, we had outstanding borrowings of $259.9 million of which $27.0 is scheduled to be repaid in the next twelve months. As of August 1, 2014 and after the completion of the Transactions, we had $134.0, million in cash and outstanding borrowings of $491.1, million.

We may fund possible growth through our cash balances, operating cash flow, additional debt and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers. In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

As of March 31, 2014, cash and cash equivalents decreased to $37.7 million compared to $44.3 million as of December 31, 2013 and restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, increased to $15.8 million compared to $11.7 million as of December 31, 2013. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital was $14.2 million as of March 31, 2014, compared to $24.7 million as of December 31, 2013.

Loan Facilities

For information relating to our loan agreements, please see Note 9 to our audited financial statements for the year ended December 31, 2013 included in our annual report on Form 20-F, which was filed with the Commission on March 21, 2014, and Note 8 to our unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2014, included elsewhere herein. As a result of the Transactions, we assumed an additional $208.2 million aggregate principal amount of vessel financing, all of which is secured by the vessels financed, some of which is guaranteed either by us or by certain of our subsidiaries. All of the vessel financing agreements have various negative and financial maintenance covenants. In addition, we also assumed bareboat charters with respect to four newbuilding vessels being built at New Yangzijiang and five newbuilding vessels being built at SWS. Heron also has an outstanding loan facility provided by CiT, which is secured by the vessels owned by Heron. See the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk, under the caption, “Oceanbulk’s Borrowing Activities” (contained in Exhibit 99.2 to this Report on Form 6-K) for more information about such restrictions contained in the financing arrangements of Oceanbulk that we assumed.

As of March 31, 2014, we were in compliance with financial and other covenants contained in our amended debt agreements.

Contractual Obligations

Our contractual obligations as of March 31, 2014, on an historical basis, were:

		Twelve month periods ending March 31, (in thousands of U.S. Dollars)
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Long term debt	$259,876	$26,999	$41,877	$87,507	$9,478	$47,699	$46,316
Interest on long term debt	28,813	8,327	7,080	4,919	3,281	2,368	2,838
Shipbuilding contracts and agreed extra costs	303,934	8,425	258,556	36,953	—	—	—
Bareboat capital leases - upfront hire & handling fees	13,080	12,024	1,056	—	—	—	—
Bareboat commitments charterhire (1)	124,738	—	4,269	9,270	9,253	9,236	92,710

Total	$730,441	$55,775	$312,838	$138,649	$22,012	$59,303	$141,864

(1)	The bareboat charterhire is comprised of a fixed and a variable portion, and the variable portion is calculated based on the six-month LIBOR rate of 0.326%, as of March 31, 2014.

The following table sets forth our contractual obligations as of March 31, 2014 on an as-adjusted (pro forma) basis, giving effect to (i) the Transactions (and the assumption of the long-term debt and other contractual commitments of Oceanbulk and the Pappas Companies) and (ii) the incurrence of the NIBC Facility and the BNP Facility, which were agreed subsequent to March 31, 2014, and the BNP Facility being assumed pursuant to the Transactions.

		Twelve month periods ending March 31, (in thousands of U.S. Dollars)
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Long term debt (1)	$532,319	$46,316	$59,690	$106,122	$28,093	$66,314	$225,784
Interest on long term debt (2)	75,567	17,252	15,341	12,962	10,664	9,090	10,258
Shipbuilding contracts and agreed extra costs (3)	736,568	174,983	524,632	36,953	—	—	—
Bareboat capital leases - upfront hire and handling fees (4)	56,751	37,502	19,249	—	—	—	—
Bareboat commitments charterhire (4)	540,664	1,440	16,362	40,726	40,678	41,252	400,206

Total	$1,941,869	$277,493	$635,274	$196,763	$79,435	$116,656	$636,248

(1)	The historical outstanding balance of our long-term debt with commercial banks at March 31, 2014 was $259.9 million.
The as-adjusted contractual obligations table includes also the expected repayments of the obligations arising under (i) the NIBC Facility and the BNP Facility, which were agreed subsequent to March 31, 2014, and the BNP Facility being assumed pursuant to the Transactions (as discussed under “—Recent Developments”), (ii) the as-adjusted long-term debt and other contractual commitments of Oceanbulk, which we assumed in the Transactions (as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk—Contractual Obligations”, contained in Exhibit 99.2 to this Report on Form 6-K) and (iii) the Dioriga Facility, which we assumed in the Transactions (as discussed under “—Recent Developments”). The schedule of such expected repayments is based on (a) the actual drawdown dates, to the extent applicable, subsequent to March 31, 2014 and (b) the financed newbuilding vessels’ expected delivery dates (as described under “—Our Fleet”), for those drawdowns under the Deutsche Bank Facility, the CEXIM Facility, the NIBC facility and the BNP Facility that had not yet occurred (as of August 1, 2014) but are expected concurrently with the relevant vessel deliveries.
(2)	Our long-term debt outstanding as of March 31, 2014 bears interest at a variable rate of three-month LIBOR plus a margin. The historical calculation of interest payments has been made assuming interest rates based on the three-month LIBOR as of March 31, 2014 and our various applicable margin rates under our historical debt as of March 31, 2014.
The as-adjusted contractual obligations table includes also the expected interest payments under the as-adjusted long term debt discussed under footnote (1).
(3)	The amounts presented in the historical contractual obligations table represent our remaining obligations as of March 31, 2014 with respect to the pipeline of our newbuilding program, excluding those applicable under the bareboat lease agreements classified as capital leases, which are discussed under footnote (4) below.
The as-adjusted purchase commitments have been adjusted to exclude those commitments related to the financed vessels under the Deutsche Bank Facility, the CEXIM Facility, the NIBC facility and the BNP Facility, which payment obligations have been reflected in as-adjusted long term debt, as described under footnote (1) above.
(4)	The amounts presented in the historical contractual obligations table represent our commitments under the bareboat lease arrangements with respect to the upfront fee, the handling fees and the charterhire, gross of any address commissions we may be entitled to.
The as-adjusted bareboat commitments have been adjusted to include those Oceanbulk bareboat commitments assumed as a result of the Transactions, as discussed in Exhibit 99.2 to this Report to Form 6-K under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oceanbulk- Contractual Obligations”.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2013. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the Commission on March 21, 2014 and Note 2 to the unaudited interim condensed consolidated financial statements for the three month period ended March 31, 2014, included elsewhere in this report.

STAR BULK CARRIERS CORP.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets

As of December 31, 2013 and March 31, 2014 (unaudited)

(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2013	March 31, 2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$44,298	$37,686
Restricted cash, current	1,862	2,448
Trade accounts receivable	3,203	4,870
Inventories (Note 4)	1,726	5,000
Due from managers	81	81
Due from related parties (Note 3)	486	1,727
Prepaid expenses and other receivables	2,773	2,679

Total Current Assets	54,429	54,491

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	67,932	80,605
Vessels and other fixed assets, net (Note 5)	326,674	382,295

Total Fixed Assets	394,606	462,900

OTHER NON-CURRENT ASSETS
Long term Investment	—	527
Deferred finance charges, net	1,114	1,901
Restricted cash, non-current	9,870	13,370
Derivative asset (Note 15)	91	—
Fair value of above market acquired time charter (Note 7)	7,978	6,412

TOTAL ASSETS	$468,088	$539,601

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$18,286	$26,999
Accounts payable	6,638	5,796
Due to related parties (Note 3)	559	1,799
Accrued liabilities	3,501	4,644
Deferred revenue	750	1,019

Total Current Liabilities	29,734	40,257

NON-CURRENT LIABILITIES
Long term debt (Note 8)	172,048	232,877
Derivative liability (Note 15)	—	67
Other non-current liabilities	200	275

TOTAL LIABILITIES	201,982	273,476

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2013 and March 31, 2014 (Note 9)	—	—
Common Stock, $0.01 par value, 300,000,000 shares authorized; 29,059,671 shares issued and outstanding at December 31, 2013 and March 31, 2014 (Note 9)	291	291
Additional paid in capital	668,219	669,116
Accumulated deficit	(402,404)	(403,282)

Total Stockholders’ Equity	266,106	266,125

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$468,088	$539,601

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Operations

For the three month periods ended March 31, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	2013	2014

Revenues:
Voyage revenues	$18,230	$19,381
Management fee income (Note 3)	209	798

	18,439	20,179

Expenses
Voyage expenses	2,603	2,445
Vessel operating expenses	6,969	8,005
Dry docking expenses	272	690
Depreciation	4,153	4,679
General and administrative expenses	2,145	3,790
Other operational loss (Note 11)	225	90
Other operational gain (Note 10)	(897)	(169)

	15,470	19,530

Operating income	2,969	649

Other Income / (Expenses):
Interest and finance costs (Note 8)	(1,875)	(1,363)
Loss on derivative financial instruments, net (Note 15)	—	(158)
Interest and other income	64	(11)

Total other expenses, net	(1,811)	(1,532)

INCOME/ (LOSS) BEFORE EQUITY IN INCOME OF INVESTEE	1,158	(883)
Equity in income of investee	—	5

Net Income / (loss)	$1,158	$(878)

Earnings / (loss) per share, basic (Note 12)	$0.21	$(0.03)

Earnings / (loss) per share, diluted (Note 12)	$0.21	$(0.03)

Weighted average number of shares outstanding, basic (Note 12)	5,406,306	28,849,559

Weighted average number of shares outstanding, diluted (Note 12)	5,432,244	28,849,559

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity

For the three month periods ended March 31, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total Stockholders’ Equity

BALANCE, January 1, 2013	5,400,810	$54	$520,946	$(404,254)	$116,746
Net Income	—	—	—	1,158	1,158
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	—	—	46	—	46

BALANCE, March 31, 2013	5,400,810	$54	$520,992	$(403,096)	$117,950

BALANCE, January 1, 2014	29,059,671	$291	$668,219	$(402,404)	$266,106
Net loss	—	—	—	(878)	(878)
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	—	—	897	—	897

BALANCE, March 31, 2014	29,059,671	$291	$669,116	$(403,282)	$266,125

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three month periods ended March 31, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	2013	2014
Cash Flows from Operating Activities:
Net income / (loss)	$1,158	$(878)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,153	4,679
Amortization of fair value of above market acquired time charters (Note 7)	1,566	1,566
Amortization of deferred finance charges (Note 5)	146	128
Stock-based compensation (Note 13)	46	897
Change in fair value of financial derivatives (Note 15)	—	158
Other non-cash charges	8	75
Gain from insurance claim (Note 10)	(397)	(169)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	3,426	(1,667)
Inventories (Note 4)	1,565	(3,274)
Prepaid expenses and other receivables	4	(55)
Due from related parties (Note 3)	147	(1,241)
Increase/(Decrease) in:
Accounts payable	(3,469)	(842)
Due to related parties (Note 3)	1,911	713
Accrued liabilities	(616)	1,143
Deferred revenue	(671)	269

Net cash provided by Operating Activities	8,977	1,502

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets (Note 6)	(386)	(72,973)
Cash proceeds from vessel sale (Note 5)	1,809	—
Insurance proceeds	1,170	318
Decrease in restricted cash	6,530	18
Increase in restricted cash	—	(4,104)

Net cash provided by / (used in) Investing Activities	9,123	(76,741)

Cash Flows from Financing Activities:
Proceeds from bank loans	—	74,000
Loan repayment	(12,738)	(4,459)
Financing fees paid	—	(914)

Net cash (used in) / provided by Financing Activities	(12,738)	68,627

Net increase / (decrease) in cash and cash equivalents	5,362	(6,612)
Cash and cash equivalents at the beginning of the period	12,950	44,298

Cash and cash equivalents at the end of the period	$18,312	$37,686

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest	1,575	1,030

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a public shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol SBLK. The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2014, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on March 21, 2014.

Below is the list of the Star Bulk’s subsidiaries, all wholly owned, as of March 31, 2014:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
Star Bulk Manning LLC	—	—	—	—

	Vessels in operation at March 31, 2014
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

	Vessels disposed*
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Alpha LLC	Star Alpha (ex A Duckling)	175,075	January 9,2008	1992
Star Beta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

*	For vessels disposed refer to Note 5.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information-(continued):

	Newbuildings at March 31, 2014
Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date

STAR CAPE I LLC	HN 1338 (tbn Star Aries)	Capesize	180,000	June 2015 (1)
STAR ASIA I LLC	HN 5040 (tbn Star Aquarius)	Ultramax	60,000	June 2015
STAR SEEKER	HN 1372 (tbn Star Libra)	Newcastlemax	208,000	July 2015 (1)
STAR ASIA II LLC	HN 5043 (tbn Star Pisces)	Ultramax	60,000	September 2015
STAR AXE I LLC	HN NE 196 (tbn Star Antares)	Ultramax	61,000	September 2015 (1)
STAR AXE II LLC	HN NE 197 (Star Lutas)	Ultramax	61,000	October 2015 (1)
STAR BREEZER	HN 1371 (tbn Star Virgo)	Newcastlemax	208,000	December 2015 (1)
STAR CAPE II LLC	HN 1339 (tbn Star Taurus)	Capesize	180,000	December 2015 (1)
STAR CASTLE I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	January 2016
STAR ENNEA LLC	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	February 2016 (1)
STAR CASTLE II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	April 2016

(1)	The indicated expected delivery dates for the respective newbuilding vessels reflects delivery dates that are earlier than the respective contracted delivery dates.

Below is the list of the vessels which are under commercial and technical management by the Star Bulk’s wholly owned subsidiary Starbulk S.A. as of March 31, 2014. For each vessel Starbulk S.A. receives a fixed management fee of $0.75 per day.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built

Global Cape Shipping LLC*	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC *	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC*	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC*	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC*	Big Fish	177,662	October 18, 2013	2004
Majestic Shipping LLC*	Madredeus	98,681	February 4, 2014	2011
Nautical Shipping LLC*	Amami	98,681	February 4, 2014	2011
Grain Shipping LLC*	Pendulum	82,619	February 17, 2014	2006
Mineral Shipping LLC*	Mercurial Virgo	81,545	February 17, 2014	2011
Adore Shipping Corp.	Renascentia	74,732	June 20, 2013	1999
Hamon Shipping Inc	Marto	74,470	August 2, 2013	2001
Glory Supra Shipping LLC*	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC *	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006

*	The respective companies are related parties, please refer to Note 3

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:

A summary of the Company’s significant accounting policies is identified in Note 2 on the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on March 21, 2014. There have been no changes to the Company’s significant accounting policies in the three month period ended March 31, 2014.

Recent accounting pronouncements:

Revenue from Contracts with Customers: The FASB and the International Accounting Standards Board (IASB) (collectively, the Boards) jointly issued a standard that will supersede virtually all of the existing revenue recognition guidance in US GAAP and IFRS and will be effective for annual periods beginning on or after January 1, 2017. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. The standard’s requirements will also apply to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not outputs of the entity’s ordinary activities (e.g., sales of property, plant and equipment or intangibles). Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of accessing the impact of the new standard on Company’s financial statements.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2013	March 31, 2014
Assets
Combine Marine Ltd (c)	$1	$—
Oceanbulk Maritime S.A. (d)	9	55
Managed Vessels of Oceanbulk Shipping LLC (e)	420	1,646
Product Shipping & Trading S.A (f)	56	26

Total Assets	$486	$1,727

Liabilities
Combine Marine Ltd (c)	$—	$9
Interchart Shipping Inc. (a)	58	708
Management and Directors Fees (b)	111	29
Managed Vessels of Oceanbulk Shipping LLC (e)	390	1,053

Total Liabilities	$559	$1,799

Capitalized Expenses

	December 31, 2013	March 31, 2014
Advances for vessels under construction and acquisition of vessels and other assets
Oceanbulk Maritime S.A.- commission fee for newbuilding vessels (d)	$519	$519

Statements of Operations

	Three month period ended March 31,
	2013	2014

Executive directors consultancy fees (b)	$117	$143
Non-executive directors compensation (b)	26	34
Office rent - Combine Marine Ltd. (c)	10	11
Voyage expenses-Interchart (a)	205	172
Management fee income - Oceanbulk Maritime S.A (d)	—	16
Management fee income - Managed Vessels of Oceanbulk Shipping LLC (e)	136	548
Management fee income Product Shipping & Trading S.A (f)	—	31

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties-(continued):

(a)	Interchart Shipping Inc. or Interchart: On February 25, 2014, the Company acquired 33% of the total outstanding common stock of Interchart for a consideration of $200 in cash and 22,598 of the Company’s restricted shares due on March 31, 2014. On February 25, 2014, the Company entered into a service agreement or the Services Agreement, with Interchart, for chartering, brokering and commercial services for all the Company’s vessels for an annual fee of €500,000 (approx. $690, using the exchange rate as of March 31, 2014, eur/usd 1.38). This fee is adjustable for changes in Company’s fleet pursuant to the terms of the Services Agreement. Previous to this Agreement, Interchart acted as chartering broker of all of the Company’s vessels and was paid brokerage commissions for its services. Under the Services Agreement, all brokerage commissions previously agreed and owed by the Company to Interchart in respect of the period from January 1, 2014 onwards, were cancelled. As of December 31, 2013, the Company had an outstanding payable of $58 to Interchart. As of March 31, 2014, the Company had an outstanding payable of $708, including the amount of $200 in cash and the amount of $322, representing the fair value of 22,598 of the Company’s restricted shares on March 31, 2014, based on the market value of the Company’s common stock on that date, due for the acquisition of 33% of Interchart. During the three months ended March 31, 2013 and 2014, the brokerage commission charged by Interchart amounted to $205 and $172, respectively, and is included in “Voyage expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

(b)	Management and Directors Fees: On February 7, 2011, Mr. Spyros Capralos was appointed as the Company’s President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date, and resigned from the Company’s Board of Directors on March 31, 2012. Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company’s Chief Executive Officer, Mr. Spyros Capralos. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the Chief Executive Officer a base fee at an annual rate of not less than €160,000 (approx. $221, using the exchange rate as of March 31, 2014, eur/usd 1.38), additionally, the Chief Executive Officer was entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion and a minimum guaranteed incentive award of 28,000 shares of stock. These shares vested in three equal annual installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013 and the last installment of 9,334 shares vested on February 7, 2014. During the three month period ended March 31, 2013, the consultancy fees under the specific consulting agreement with the Company’s Chief Executive Officer amounted to $59.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Simos Spyrou, the Company’s Chief Financial Officer. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the Chief Financial Officer a base fee at an annual rate of not less than €56,000 (approx. $77, using the exchange rate as of March 31, 2014, eur/usd 1.38). Additionally, the Chief Financial Officer is entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. During the three month period ended March 31, 2013, the consultancy fees under the specific consulting agreement with the Chief Financial Officer amounted to $19.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties-(continued):

(b)	Management and Directors Fees – (continued):

On May 3, 2013, the Company entered into separate renewal consulting agreements with companies owned and controlled by the Company’s Chief Executive Officer and Chief Financial Officer. Under these agreements, each company controlled by the Company’s Chief Executive Officer and Chief Financial Officer will receive an annual consulting fee of not less than €174,600 (approx. $241, using the exchange rate as of March 31, 2014, eur/usd 1.38) and €102,000 (approx. $141, using the exchange rate as of March 31, 2014, 1.38), respectively. The respective agreements have a term of three years and will be renewed for a successive year unless terminated earlier in accordance with their terms. Both the Company’s Chief Executive Officer and Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. In addition, under his renewed consulting agreement the Company’s Chief Executive Officer is entitled to receive a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal annual installments, the first installment of 9,333 shares vests on May 3, 2014, the second installment of 9,333 shares vests on May 3, 2015 and the last installment of 9,334 shares vests on May 3, 2016. During the three month period ended March 31, 2014, the consultancy fees under the renewal consulting agreements with the Company’s Chief Executive Officer and Chief Financial Officer amounted to $66 and $35, respectively.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Zenon Kleopas, the Company’s Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month’s notice. Under this agreement, the Company pays the Chief Operating Officer a base fee at an annual rate of not less than €117,519 (approx. $162, using the exchange rate as of March 31, 2014, eur/usd 1.38). During the three month period ended March 31, 2013 and 2014, the consultancy fees under the specific consulting agreement with the Chief Operating Officer amounted to $39, and $42, respectively.

The related expenses for the Company’s executive officers for the three month periods ended March 31, 2013 and 2014 were $117 and $143, respectively, and are included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013 and March 31, 2014, Star Bulk had an outstanding payable balance of $111 and $29 respectively, with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the Board of Directors. The related expenses of Non-executive directors for the three month periods ended March 31, 2013 and 2014 amounted to $26 and $34, respectively and are included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

(c)	Combine Marine Ltd., or Combine Ltd.: On January 1, 2012, Starbulk S.A., entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company’s directors, Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, children of the Company’s Chairman, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $3.5, using the exchange rate as of March 31, 2014, eur/usd 1.38). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in eleven years. The related expense for the rent for the three month periods ended March 31, 2013 and 2014 was $10 and $11, respectively, and is included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations. As of December 31, 2013, the Company had an outstanding receivable of $1 and as of March 31, 2014, the Company had an outstanding liability of $9, with Combine Marine Ltd.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties-(continued):

(d)	Oceanbulk Maritime, S.A., or Oceanbulk: Oceanbulk Maritime S.A., is a ship management company and is controlled by one of the Company’s directors, Mrs. Milena-Maria Pappas. On November 25, 2013, Company’s Board of Directors approved to pay Oceanbulk Maritime S.A. a commission fee relative to the negotiations with the shipyards on the construction of the Company’s contracted newbuilding vessels (Note 6). The agreement is to pay a commission of 0.5% of the shipbuilding contract price for the two newbuilding Capesize vessels and the three newbuilding Newcastlemax vessels and a flat fee of $200 per vessel for the four newbuilding Ultramax vessels. For the respective nine newbuilding vessels the total commission will amount to $2,077. The commission has been agreed to be paid in four equal installments, the first two installments will be paid in cash and the remaining two installments will be paid with the issuance of common shares. The first installment of $519 was paid in cash in December 2013; the respective amount was capitalized and is included in the “Advances for vessel under construction and acquisition of vessels” in the accompanying consolidated balance sheets. The second installment will be paid in April 2014 and the last two installments, to be paid with the issuance of common shares are due in June 2015 and in April 2016, respectively.

On March 22, 2014, Starbulk S.A entered into an agreement with Oceanbulk, under which the Company provides certain management services including crewing, purchasing, arranging insurance, vessel telecommunications and Master General Accounts supervision, to the vessels which are under the management of Oceanbulk. Pursuant to the terms of this agreement, Starbulk S.A. receives a fixed management fee of $0.17 per day, per vessel and the respective fee will be increased to $0.20 per day, per vessel when the number of vessels is increased to five or more. As of March 31, 2014, the Company provided the respective services to six dry bulk carrier vessels. The related income for the three months ended March 31, 2014, was $16 and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2013 and March 31, 2014, the Company had an outstanding receivable of $9 and $55, respectively, with Oceanbulk.

(e)	Managed vessels of Oceanbulk Shipping LLC: Oceanbulk Shipping LLC is a company minority owned by one of the Company’s directors, Mrs. Milena-Maria Pappas. Starbulk S.A. has entered into vessel management agreements with Maiden Voyage LLC, Premier Voyage LLC, OOCAPE1 Holdings LLC, Sea Cape Shipping LLC, Sky Cape Shipping LLC, Glory Supra Shipping LLC, Pacific Cape Shipping LLC, Global Cape Shipping LLC, Majestic Shipping LLC, Nautical Shipping LLC, Mineral Shipping LLC and Grain Shipping LLC, entities owned and controlled by Oceanbulk Shipping LLC. Pursuant to the terms of these agreements, Starbulk S.A. receives a fixed management fee of $0.75 per day, per vessel. The related income for the three month periods ended March 31, 2013 and 2014 was $136 and $548, respectively, and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2013, and as of March 31, 2014, the Company had an outstanding receivable of $420 and $1,646, respectively, and an outstanding liability of $390 and $1,053, respectively, with the companies owned and controlled by Oceanbulk Shipping LLC.

(f)	Product Shipping & Trading S.A.: Product Shipping & Trading S.A. is controlled by family members of the Company’s Chairman, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., a Marshall Islands company, under which, the Company provides certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. receives a fixed management fee of $0.13 per day, per vessel. In October, 2013 the Company decided to gradually terminate to provide the above mentioned services to the vessels which are under the management of Product Shipping & Trading S.A., except for the arranging insurance services, and the management fee is decreased to $0.02 per day, per vessel. As of March 31, 2014, the Company provided insurance services to 17 product tankers. The related income for the three months ended March 31, 2014, was $31 and is included under “Management fee income” in the accompanying unaudited interim condensed consolidated statement of operations. As of December 31, 2013 and March 31, 2014, the Company had an outstanding receivable of $56 and $26, respectively, with Product Shipping & Trading S.A.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	March 31, 2014
Lubricants	$1,726	$2,106
Bunkers	—	2,894

Total	$1,726	$5,000

5.	Vessels and Other Fixed Assets, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2013	March 31, 2014
Cost
Vessels	$481,086	$541,117
Other fixed assets	1,083	1,352

Total cost	482,169	542,469

Accumulated depreciation	(155,495)	(160,174)

Vessels and other fixed assets, net	$326,674	$382,295

Vessels acquired / disposed during the three month period ended March 31, 2013

On March 14, 2013, the Company entered into an agreement with a third party to sell the Star Sigma, for a contracted price of $9,044 less address commission of 3% and brokerage commission of 2%. As of March 31, 2013, the Company had received an advance payment from the buyers amounting to $1,809. The vessel was delivered to its purchasers on April 10, 2013.

No vessel acquisitions took place in the three month period ended March 31, 2013.

Vessels acquired / disposed during the three month period ended March 31, 2014

On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,000 dwt Post Panamax vessels, Star Vega and Star Sirius, built 2011, for an aggregate purchase price of $60,000. The vessels Star Vega and Star Sirius, were delivered to the Company on February 13, 2014 and March 7, 2014, respectively. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15 less brokerage commission of 1.25% until at least June 2016.

No vessel disposals took place in the three month period ended March 31, 2014.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Advances for Vessel Acquisitions:

	December 31, 2013	March 31, 2014

Pre-delivery Yard installments	$66,780	$66,780
Bareboat capital leases - upfront hire & handling fees	—	12,012
Capitalized interest and finance costs	633	1,215
Other capitalized costs (Note 3)	519	598

Total	$67,932	$80,605

On July 5, 2013, Star Bulk through two wholly-owned subsidiaries, Star Cape I LLC and Star Cape II LLC, contracted with Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, shipyard to build two 180,000 dwt eco-type, fuel efficient Capesize dry bulk vessels, Hull 1338 and Hull 1339.

On September 23, 2013, Star Bulk through two wholly-owned subsidiaries, Star Castle I LLC and Star Castle II LLC, contracted with SWS, to build two 208,000 dwt eco-type, fuel efficient Newcastlemax dry bulk vessels, Hull 1342 and Hull 1343.

On September 27, 2013, Star Bulk through three wholly-owned subsidiaries, Star Axe I LLC, Star Axe II LLC and Star Ennea LLC, contracted with Nantong COSCO KHI Ship Engineering Co., or NACKS, shipyard to build two 61,000 dwt eco-type, fuel efficient Ultramax dry bulk vessels, Hull NE 196 and Hull NE 197, and one 209,000 dwt eco-type, fuel efficient Newcastlemax dry bulk vessel, Hull NE 198.

On October 22, 2013, Star Bulk through two wholly-owned subsidiaries, Star Asia I LLC and Star Asia II LLC, contracted with Japan Marine United Corporation, or JMU, shipyard to build two 60,000 dwt eco-type, fuel efficient Ultramax dry bulk vessels, Hull 5040 and Hull 5043.

The total aggregate contracted price for all nine newbuilding vessels is $367,400 plus agreed extras costs of 3,314, payable in periodic installments up to their deliveries. As of December 31, 2013 and the three months ended March 31, 2014, the Company paid advances to the shipyards amounting to $66,780.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Advances for Vessel Acquisitions-(continued):

On February 17, 2014, the Company entered into agreements, or the “Bareboat Charters”, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of SWS, to bareboat charter for ten years, two fuel efficient newbuilding Newcastlemax dry bulk vessels, Hull 1372 and Hull 1371, or the “CSSC Vessels”, each with a cargo carrying capacity of 208,000 dwt, which are under construction. The vessels are being constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $47,200 and $46,400, respectively, for the construction cost of each vessel will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR rate payable every six months. In addition, the Company will pay for Hull 1371 an installment of $300 plus an additional amount of $378 for agreed extra costs. In addition, the Company is also obliged to pay an amount of $936 representing handling fees in two installments. The first installment of $462 was paid upon the signing of the Bareboat Charters, and the second installment is due in one year. Under the terms of the Bareboat Charters, the Company has the option to purchase the CSSC Vessels at any time, such option exercisable on a monthly basis against a predetermined, amortizing balance payment whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, the Company will own the CSSC Vessels.

Based on ASC 840, the Company determined that the bareboat charters should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and therefore is considered the owner of the vessels during the construction period. Therefore the amount of $12,012 paid during the three months ended March 31, 2014, representing the first installment of upfront hire and the handling fees for the two newbuilding vessels, has been capitalized and is included under “Advances for vessel acquisitions” in the accompanying unaudited consolidated balance sheets.

Each of the above Bareboat Charters is considered a sales type lease and will be accounted for as a sale and leaseback transaction upon the delivery of each newbuilding to the Company and the beginning of the lease term. At that time the financial liability and the financial asset will be recognized in accordance with the applicable capital lease accounting guidance.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

6.	Advances for Vessel Acquisitions-(continued):

The amounts of $67,932 and $80,605 are included in “Advances for vessel acquisitions” in the accompanying consolidated balance sheets, and represents amount paid to shipyards for newbuilding vessels, upfront hire payments and handling fees payments for the bareboat charters, capitalized interest and finance costs and other capitalized costs, as analyzed below:

7.	Fair value of Above Market Acquired Time Charters:

The amortization of fair value of above-market acquired time charters related to the vessels Star Big and Star Mega, which were acquired in 2011, amounted to $1,566 for the three month periods ended March 31, 2013 and 2014, respectively, and is included under “Voyage revenues” in the accompanying unaudited interim condensed consolidated statements of operations.

The estimated aggregate amortization expense of the above market acquired time charters until their expiration is analyzed as follows:

Twelve month periods ending	Amount
March 31, 2015	$4,307
March 31, 2016	2,105

Total	$6,412

8.	Long-term Debt:

Details of the Company’s loan and credit facilities are discussed in Note 9 of Company’s consolidated financial statements for the year ended December 31, 2013, included in the Company’s annual report on Form 20-F, except for two new loan agreements signed during the three months ended March 31, 2014, as noted below:

a)	HSH Nordbank AG $35,000 facility:

On February 6, 2014, the Company entered into a new $35,000 secured term loan agreement with HSH Nordbank AG. The borrowing under this new loan agreement is used to partially finance the acquisition of the vessels Star Challenger and Star Fighter, which also provide the security for this loan agreement. Under this senior secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers and Star Bulk is the corporate guarantor. This senior secured credit facility will mature in February 2021 and is repayable in 28 consecutive quarterly installments, which commence in May 2014 and amount to $312.5 and $291.7, and a final balloon payment of $8,750 and $9,332.4, payable together with the last installments, for Star Challenger and Star Fighter respectively. This senior secured credit facility bears interest at LIBOR plus a margin of 3.25%.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.	Long-term Debt–(continued):

This loan agreement contains financial and other customary covenants, under which the Company shall maintain the following: (i) a market value adjusted leverage ratio of not greater than 75%, (ii) a ratio of EBITDA to interest expense of no less than 2.0:1.0, (iii) a minimum liquidity of $500 for each of the Company’s vessels, (iv) a minimum market adjusted net worth of not less than $100,000, (v) an actual pledged amount of $300 of cash per mortgaged vessel (the “ Mandatory Minimum Amount”) and (vi) an additional actual pledged amount of $600 of cash per vessel (the “Additional Liquidity Amount”), in case there is no time charter employment in place (as defined in the loan agreement) on the drawdown date, which amounts will be gradually released by $150 per annum per vessel on each anniversary of the drawdown date, which was on February 10, 2013. In addition, the borrowers may not pay any dividends or make similar distributions if a breach of a covenant and/or event of default exists or will occur after such dividend or distribution. This senior secured credit facility also requires the borrowers to maintain an aggregate charter-free fair market value of Star Challenger and Star Fighter of at least 125% of the amount outstanding including the Mandatory Minimum Amount and excluding the Additional Liquidity Amount.

As of December 31, 2013 and March 31, 2014, the Company had outstanding borrowings of $0 and $35,000, respectively, under this loan agreement.

b)	Deutsche Bank AG $39,000 facility:

On March 14, 2014, the Company entered into a new $39,000 secured term loan agreement with Deutsche Bank AG. The borrowings under this new loan agreement were used to partially finance the two Post Panamax vessels, Star Sirius and Star Vega, which are the collateral for this facility. Under this secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers, and the Company is the corporate guarantor. This senior secured credit facility consists of two tranches of $19,500 each. This senior secured credit facility will mature in March 2021. Each tranche is repayable in 28 consecutive installments of $390 each which commence in June 2014 and a final balloon payment of $8,580. Both tranches bear interest at LIBOR, plus a margin of 3.35%.

This loan agreement contains financial and other covenants under which the Company shall maintain the following: (i) a market value adjusted leverage ratio of not greater than 70%; (ii) a minimum market adjusted net worth of not less than $100,000; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) minimum liquidity of $500 per vessel for each of the Company’s vessels; (v) an actual pledged amount of $500 for each mortgaged vessel under this credit facility; and (vi) a minimum fair market value of the vessels plus the actually pledged amount of no less than 130% of the outstanding amount under that facility. In addition, the borrowers will not pay any dividends or make similar distributions if the Company is in breach of a covenant and/or an event of default exists or will occur after such dividend or distribution.

As of December 31, 2013 and March 31, 2014, the Company had outstanding borrowings of $0 and $39,000, respectively, under this loan agreement.

The principal payments required to be made after March 31, 2014, for all outstanding debt, are as follows:

Twelve month periods ending	Amount
March 31, 2015	$26,999
March 31, 2016	41,877
March 31, 2017	87,507
March 31, 2018	9,478
March 31, 2019	47,699
March 31, 2020 and thereafter	46,316

Total	$259,876

As of March 31, 2014, the Company was in compliance with the amended financial and other covenants contained in its loan agreements.

At March 31, 2014, all of the Company’s vessels, having a net carrying value of $381,657, are first-priority mortgaged as collateral to its loan facilities.

Interest expense for the three month periods ended March 31, 2013 and 2014, amounted to $1,718, and $1,191, respectively, amortization of deferred finance fees amounted to $146 and $128, rspectively, and other finance fees amounted to $11 and $44, respectively, and are included under “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations as of March 31, 2013, and 2014, respectively.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

9.	Preferred, Common Stock and Additional Paid in Capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of March 31, 2014 the Company has not issued any preferred stock.

Common Stock: Until 2009, Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company’s annual meeting of shareholders, the Company’s shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company’s common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company’s Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

10.	Other Operational Gain:

Other operational gain for the three month period ended March 31, 2013, totaled $897 and represented non-recurring revenue of $500 from the settlement of a commercial claim and a gain from a hull & machinery claim of $397. For the three month period ended March 31, 2014, other operational gain totaled $169 representing a gain from hull & machinery claim.

11.	Other Operational Loss:

Other operational loss for the three month period ended March 31, 2014, amounted to $90. On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000. Other operational loss for the three month period ended March 31, 2013, totaled $225 and represented an expense incurred by the Company towards the third party based on the agreement mentioned above. The expense of $225 was incurred in connection to the settlement amount of $500 described in Note “Other Operational Gain”, above.

12.	Earnings / Loss per Share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plan) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.	Earnings / Loss per Share-(continued):

The Company calculates basic and diluted earnings per share as follows:

	Three month period ended March 31,
	2013	2014
Income:
Net income / (loss)	$1,158	$(878)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	5,406,306	28,849,559

Basic earnings/ per share	$0.21	$(0.03)

Effect of dilutive securities:
Dilutive effect of non-vested shares	25,938	—
Weighted average common shares outstanding, diluted	5,432,244	28,849,559

Diluted earnings / (loss) per share	$0.21	$(0.03)

The weighted average diluted common shares outstanding for the three month period ended March 31, 2013 includes the effect of 25,938 shares being the number of incremental shares assumed to be issued under the treasury stock method and 9,258 shares has been excluded from this calculation due to their anti-dilutive effect. For the three month period ended March 31, 2014, and on the basis that the Company incurred loss, the effect of incremental shares of 56,207 would be anti-dilutive; therefore basic equals diluted loss per share.

13.	Equity Incentive Plan:

On March 21, 2013, the Company’s Board of Directors adopted the 2013 Equity Incentive Plan (the 2013 Plan) and reserved for issuance 240,000 common shares thereunder. The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire an interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company. As of March 31, 2014, all of the respective shares had been granted and vested.

On March 21, 2013, 239,333 restricted common shares were granted to certain directors, officers, employees of the Company, the respective shares issued on September 11, 2013, and vested on March 21, 2014. Additionally, on the same day, 12,000 restricted common shares were granted to the Company’s former director, Mr. Espig, the respective shares vested immediately and were issued on June 27, 2013. The fair value of each share was $6.46 and was determined by reference to the closing price of the Company’s common stock on the grant date.

On February 20, 2014, the Company’s Board of Directors adopted the 2014 Equity Incentive Plan (the 2014 Plan) and reserved for issuance 430,000 common shares thereunder. The terms and conditions of the 2014 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. As of March 31, 2014, 409,407 shares had been granted and 5,907 shares have vested.

On February 20, 2014, 394,167 restricted common shares were granted to certain directors, officers, employees of the Company, the respective shares will vest on March 21, 2015. Additionally, on the same day, 8,000 restricted common shares were granted to two Company’s directors Mr. Softeland and Mr. Erhardt, which vested immediately. The fair value of each share was $10.86, based on the closing price of the Company’s common stock on the grant date. The respective shares will be issued in May 2014. In addition, in May 2014, the Company plans to issue 9,333 common shares to its Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement dated May 3, 2013.

All non-vested shares require the grantee’s continued service as an employee of the Company, or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, although, the issued and non-vested shares pay dividends as declared. The dividends of these shares are forfeitable.

The Company estimates that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company’s equity incentive plans remain restricted until they vest. For the three month periods ended March 31, 2013 and 2014, stock based compensation cost was $46 and $897, respectively, and is included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.	Equity Incentive Plan-(continued):

A summary of the status of the Company’s non-vested shares as of March 31, 2014 and the movement during the year ended December 31, 2013 and the three month period ended March 31, 2014, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2013	18,667	$36.75
Granted	251,333	6.46
Vested	(21,333)	19.71

Unvested as at March 31, 2013	248,667	$7.60

Unvested as at January 1, 2014	276,667	$7.46
Granted	402,167	10.86
Vested	(256,667)	7.70

Unvested as at March 31, 2014	422,167	$10.55

As of March 31, 2014, there was $3,923 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. The cost is expected to be recognized over a weighted-average period of 0.97 years.

14.	Commitments and Contingencies:

a)	Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission which amounted to $967, as of March 31, 2014, will be:

Twelve month periods ending	Amount*
March 31, 2015	$29,971
March 31, 2016	16,731
March 31, 2017	2,730
March 31, 2018	—
March 31, 2019	—
March 31, 2020 and thereafter	—

Total	$49,432

(*)	These amounts do not include any assumed off-hire except for the scheduled dry docking intermediate and special surveys of the vessels.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.	Commitments and Contingencies-(continued):

b)	Contractual obligations

The following table sets forth the Company’s contractual obligations and their maturity as March 31, 2014.

		Twelve month periods ending March 31,
	Total	2015	2016	2017	2018	2019	2020 and thereafter
Shipbuilding contracts & agreed extra costs	$303,934	$8,425	$258,556	$36,953	$—	$—	$—
Bareboat capital leases - upfront hire & handling fees	13,080	12,024	1,056	—	—	—	—
Bareboat commitments charter hire (1)	124,738	—	4,269	9,270	9,253	9,236	92,710

Total	$441,752	$20,449	$263,881	$46,223	$9,253	$9,236	$92,710

(1)	The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month Libor rate of 0.326%, as of March 31, 2014 (please refer to Note 6).

c)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, for which it has not accrued for, requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

15.	Fair value measurements:

ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets.

Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying unaudited interim condensed consolidated statements of operations.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

Fair value on a recurring basis

Interest rate swaps

In June, 2013, the Company entered into two interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. The Company’s interest rate swaps did not qualify for hedge accounting and therefore resulting gains or losses are recognized in the accompanying unaudited interim condensed consolidated statements of operations. As of March 31, 2014, the Company had outstanding two interest rate swap agreements of $26,840 and $28,628 notional amount, which will be effective by November and August 2014, respectively, and mature in August and November 2018, respectively. The change in the fair market value of the respective swaps for the three month period ended March 31, 2014, resulted in a loss of $158 and is included in “Loss on derivative financial instruments, net” in the accompanying unaudited interim condensed consolidated statement of operations.

The total change of the fair value of the Company’s derivatives for the three month periods ended March 31, 2013 and 2014 was a loss of $0 and $158, respectively and are included in “Loss on derivative financial instruments, net” in the accompanying unaudited interim condensed consolidated statement of operations.

	Three month period ended March 31,
	2013	2014

Interest rate swaps loss	$—	158

	$—	$158

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3: Unobservable inputs that are not corroborated by market data

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2013 and March 31, 2014.

	Significant Other Observable Inputs (Level 2)
	December 31, 2013	March 31, 2014
ASSETS

Interest rate swaps - asset position	$91	$—

Total	$91	$—

LIABILITIES

Interest rate swaps - liability position	$—	$67

Total	$—	$67

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as of March 31, 2014.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Subsequent Events:

On April 1, 2014, the Company issued 22,598 shares and paid $200 in cash pursuant to the agreement dated February 25, 2014, to acquire 33% of the total outstanding common stock of Interchart Shipping Inc., or Interchart, a Liberian company affiliated with family members of the Company’s current Chief Executive Officer (please see below), which serves as chartering broker to the Company’s fleet. (Note 3 (a)).

On April 28, 2014, the Company entered into two interest rate swap agreements to fix forward 50% of its floating interest rate liabilities for the $35,000 loan facility with HSH Nordbank AG(Note 8 a)), which will be effective from September 30, 2014. Under the terms of the respective interest rate swap agreements, the Company has agreed to pay a fixed rate of 1.765% per annum, on a quarterly basis, while receiving a variable amount equal to the three month U.S. LIBOR rate, both applied on the notional amount of the swaps outstanding at each settlement date.

On May 27, 2014, the Company issued a total of 411,500 common shares including 394,167 common shares, which were awarded to the Company’s directors, officers and employees under the 2013 Equity Incentive Plan and 2014 Equity Incentive Plan and will vest on March 21, 2015, 8,000 common shares which were granted to the Company’s directors, Mr. Softeland and Mr. Erhardt, and vested on February 20, 2014, and 9,333 common shares that vested on May 3, 2014, which represented the first installment awarded to Mr. Spyros Capralos, the Company’s former Chief Executive Officer and current Non-Executive Chairman (please see below), and vested on May 3, 2014 pursuant to the terms of his consultancy agreement dated May 3, 2013. The remaining two installments of 9,333 and 9,334, respectively, will not be issued since his consultancy agreement terminated following the closing of the Transactions (please see below).

On June 20, 2014, the vessel Renascentia, one of the third-party owned vessels under the Company’s management, was sold and the management agreement between Starbulk S.A., the Company’s wholly-owned subsidiary, and the vessel’s previous owners was terminated. The Company will continue to receive management fees for a period of two months following the termination date, in accordance with the terms of the management agreement.

On July 3, 2014, the Company received a notice of termination of the management agreement for the vessel Marto, one of the third-party owned vessels under the Company’s management. The management agreement will terminate upon the vessel’s delivery to its new managers, which is expected to occur in September 2014. The Company is entitled to receive management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

On July 11, 2014, the Company completed a transaction that resulted in the acquisition of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Sellers”) through the merger of the Company’s wholly-owned subsidiaries into Oceanbulk’s holding companies (the “Merger”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (one of which, Peloreus was delivered on July 22, 2014) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became the Company’s Chief Executive Officer in connection with the Merger.

The agreement governing the Merger also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability the Company incorporated in Malta. The Company issued 2,115,706 of its common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the Sellers at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to the Company, and the Company expects to pay $25,000 in cash (for which it may seek financing).

In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the Pappas family (the “Pappas Shareholders”). The Pappas Companies owned and operated a dry bulk carrier vessel (the Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable). Together, the Merger, the Heron Transaction and the Pappas Transaction are referred to as the “Transactions”.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Subsequent Events-(continued):

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 were issued to the Pappas Shareholders. As a result, Oaktree became the beneficial owner of approximately 61.3% of the Company’s outstanding common shares, and the Pappas Shareholders became the beneficial owners of approximately 12.6% of the Company’s outstanding common shares. With certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances). The Pappas Shareholders are also subject to a similar voting limitation of 15%.

In July 2014 and in connection with the Transactions, the Company’s Board of Directors, or the Board, increased the number of directors constituting the Board to nine and, following the resignation of Mrs. Milena - Maria Pappas, appointed Mr. Rajath Shourie and Mses. Emily Stephens and Renee Kemp and Mr. Stelios Zavvos pursuant to the terms and subject to the conditions of the Transactions.

During July 2014, the Company obtained the consent of its lenders to complete the Transactions.

In July 2014 and in connection with the Transactions, Mr. Petros Pappas was appointed Chief Executive Officer, Mr. Hamish Norton was appointed President, Mr. Christos Begleris was appointed Co-Chief Financial Officer, Mr. Nicos Rescos was appointed Chief Operating Officer, and Sophia Damigou was appointed Co-General Counsel. Spyros Capralos resigned as Chief Executive Officer and will remain the Company’s Chairman and Zenon Kleopas will continue as the Company’s Executive Vice President – Technical Operations.

As a result of the Transactions, the Company assumed an additional $208,237 aggregate principal amount of vessel financing, all of which is secured by the vessels financed, some of which is guaranteed either by the Company or by certain of its subsidiaries. All of the vessel financing agreements have various negative and financial maintenance covenants. In addition, the Company also assumed bareboat charters with respect to four newbuilding vessels being built at New Yangzijiang and five newbuilding vessels being built at SWS.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Subsequent Events-(continued):

Of the $208,237 aggregate principal amount of vessel financing that the Company assumed, $20,000 is outstanding under a facility (the “Dioriga Facility”) provided by HSBC Bank plc to Dioriga Shipping Co. (“Dioriga”) to partially finance the construction cost of Tsu Ebisu, which was delivered in April 2014. The Company assumed the Dioriga Facility when it purchased all of the outstanding equity of Dioriga in the Pappas Transaction. The Dioriga Facility will mature in March 2019 and will be repayable in 20 quarterly installments of $350 each, commencing three months after the drawdown, plus a balloon payment of $13,000 due together with the last installment. The loan bears interest at LIBOR plus a margin of 3.2% per annum (as long as ACR exceeds 143%) or 4.30% per annum (if ACR falls below 143%). The Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. The Dioriga Facility includes certain negative covenants, including covenants against (i) changes in the management or legal or beneficial ownership of Dioriga and (ii) encumbrance on the assets of Dioriga. The Dioriga Facility includes the following financial maintenance covenants:

•	a market value of the vessel to loan (including interest rate swap exposure) ratio to exceed 130%; and

•	minimum liquidity to exceed $700, to be maintained in an account with HSBC Bank plc.

On July 11, 2014, 15,000 common shares were granted to the Company’s directors, Mr. Softeland and Mr. Schmitz, and vested on the same date. The Company plans to issue the shares in connection with these grants during the third quarter of 2014.

STAR BULK CARRIERS CORP.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2014

(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

16.	Subsequent Events-(continued):

On July 16, 2014, the Company executed a binding term sheet with NIBC Bank N.V. (the “NIBC Facility”) for financing an aggregate amount of $32,000, which will be available in two tranches of $16,000, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040, tbn Star Acquarius and HN 5043, tbn Star Pisces), with expected delivery in June 2015 and September 2015, respectively. Execution of the definitive agreements relating to this facility is scheduled on or before September 15, 2014. The facility will mature six years after the signing date. Each tranche is expected to be drawn with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $268, commencing three months after the drawdown, plus a balloon payment of $10,650, for HN 5040, and $10,918, for HN 5043, both due in September 2020. The NIBC Facility will bear interest at LIBOR plus a margin of 2.80% per annum. It will be secured by first priority cross collateralized mortgage over the financed vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp. The definitive agreements of the NIBC Facility will contain negative and financial covenants customary for facilities of this type.

On July 22, 2014, Peloreus, a Capesize vessel with a capacity of 182,000 dwt, was delivered to us by JMU. The delivery installment payment of $34.6 million was partially financed by $32,500 drawn under a loan facility with Deutsche Bank AG, and the remaining amount of $2.1 million was financed by existing cash.

In July, 2014, Positive Shipping Company executed a binding term sheet with BNP Paribas (the “BNP Facility”) for financing an amount of $32,500 to partially finance the construction cost of its Capesize bulk carrier currently under construction by Japan Marine United Corporation (Hull HN 5016, tbn Indomitable), with expected delivery in October 2014. Execution of the definitive agreement relating to this facility is scheduled on or before September 30, 2014. The facility is expected to be drawn with the delivery of the vessel and will be repaid in 20 equal, consecutive, quarterly principal payments of $537.5 each with the first becoming due and payable three months from the drawdown date together with a balloon installment of $21,750 payable simultaneously with the 20th installment. The BNP Facility will bear interest at LIBOR plus a margin of 2.50% per annum. It will be secured by first priority mortgage over the financed vessel and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp. The definitive agreement of the BNP Facility will contain negative and financial covenants customary for facilities of this type.

On August 4, 2014, pursuant to a termination agreement between the Company and Mr. Spyros Capralos, former Chief Executive Officer and current Non-Executive Chairman, dated July 31, 2014, the Company made a severance payment of 168,842 common shares and €644,000 of cash to Mr. Capralos.